FAST CASUAL CONCEPTS , INC.

141 AMSTERDAM RD.

GROVE CITY, PA 16127

December 9, 2025

VIA EDGAR UPLOAD

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Fast Casual Concepts, Inc. Registration Statement on Form 10-12G Filed September 16, 2025 File No. 000-56780

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received in response to your correspondence of December 8, 2025. Fast Casual Concepts, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of December 8, 2025, the Company responds as follows:

Amendment No. 1 to Form 10-12G filed November 26, 2025 Item 1A. Risk Factors, page 6

1. We note your response to prior comment 2 and reissue. Please supplement your relevant risk factor, discussing the percentage of outstanding shares that the CEO must keep to continue to control the outcome of matters submitted to shareholders for approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Please also disclose that the capital structure and disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest, and that future issuance of high-vote shares may be dilutive to low-vote shareholders.

RESPONSE: We have added the following risk factor:

George Athanasiadis, our Chairman and Chief Executive Officer, currently beneficially owns (i) 10,000,000 shares of Class A Preferred Stock (representing 100% of the outstanding Class A Preferred Stock) and (ii) 14,998,000 shares of common stock (approximately 57.4% of the 26,124,754 outstanding shares of common stock). Each share of Class A Preferred Stock is entitled to ten (10) votes per share on all matters submitted to stockholders, while each share of common stock is entitled to one vote per share.

Mr. Athanasiadis currently controls approximately 90.8% of the aggregate voting power of the Company. Mr. Athanasiadis would retain majority voting control (greater than 50%) unless he disposes of more than approximately 88% of his current voting power (i.e., he could retain voting control while owning as little as approximately 12% of his current voting power, depending on future issuances).

Furthermore, our dual-class capital structure, combined with the supermajority voting rights attached to the Class A Preferred Stock, may discourage, delay, or prevent a merger, consolidation, takeover, or other business combination that stockholders may consider in their best interests.

In the future, any additional issuance of Class A Preferred Stock or other high-vote securities (whether to Mr. Athanasiidis or to third parties) would further dilute the voting power and economic interests of the holders of common stock while potentially entrenching or increasing the voting control of the preferred stockholders.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ George Athanasiadis

CEO